Exhibit 99.193

DeFi Technologies Announces Fiscal 2021 Financial Results with Total Revenue Up 411% Year-over-Year to $15.1M

TORONTO, April 1, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announces its strong financial performance for the three and twelve- month period ending December 31, 2021 (all amounts in Canadian dollars, unless otherwise indicated).

Key Highlights of Q4 2021

•
As at December 31, 2021 achieved US$363 million assets under management ("AUM") in fully owned subsidiary Valour Inc. ("Valour"), which is responsible for the company's portfolio of exchange-traded products ("ETPs");

•	Valour Inc., listed its Bitcoin Zero and Ethereum Zero ETPs on the Boerse Frankfurt Zertifikate AG ("Frankfurt Exchange")
•	Launched world's first Uniswap ETP on the Nordic Growth Market ("NGM") and the Frankfurt Exchange
•	Launched Solana Nodes to participate in network governance and staking
•	Selected Bison Trails to expand secure node infrastructure to power staking and DeFi applications
•	Announced Listing of Valour Bitcoin Zero and Ethereum Zero ETPs on Euronext Paris & Amsterdam
•	Announced preferred partnership agreement with SEBA Bank, a leading, global private swiss crypto bank
•	Co-Lead Series C Investment into SEBA Bank CHF25 Million in early 2022

"We continue to see strong demand and inflows into our Valour business as the Web 3.0 ecosystem continues to grow at a frenetic pace," stated Russell Starr, Chief Executive Officer of DeFi Technologies. "With 8 ETPs launched thus far as well as numerous others planned for 2022, the growth in AUM at Valour has been exceptional. As we look to launch additional innovative ETP's related to crypto, DeFi, gaming, and the metaverse, we expect rapid continued growth. I would also like to thank the DeFi and Valour team for their hard work and execution. Generating over $15 million in our first year of business when we effectively only started generating staking revenues in Q3 is the result of hard work and execution on everyone's part."

ETPs/Valour

The Company's ETP business Valour has grown with AUM of US$363 million as of Dec 31, 2021. Since acquiring 100% Valour on April 1, 2021, total revenue was $10.6 million and net income of $4.7 million.

Liquidity

The Company maintains a very strong liquidity position, with cash of $9.2 million, total assets of $459.7 million and working capital of $11.5 million as of December 31, 2021.

Financial Performance

For the three months ended December 31, 2021

•	Total revenues of $5.1 million;
•	Net loss of $50.0 million;
•
Adjusted net loss of $2.2 million excluding share-based compensation expense of $29 million, impairment loss of $11.4 million, loss on deemed disposal of an associate of $6 million and amortization of intangibles of $1.4-million;

•	Node validator revenue of $544,407, management fees on ETP of $783,527 and staking and lending income of $2.4 million.

For the twelve months ended December 31, 2021

•	Total revenues of $15.1 million;
•	Net loss of $71.5 million;
•
Adjusted net loss of $2.4-million excluding share-based compensation expense of $42 million, impairment loss of $17.5 million, loss on deemed disposal of an associate of $6M and amortization of intangibles of $3.6 million

•	Net digital asset / ETP revenue of $4.5 million, node validator revenue of $1.1 million, management fees on ETPs of $1.1 million and increasing of staking and lending income of $3.4 million.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit defi.tech.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. For more information on Valour, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the 2021 annual financial statements and 2021 annual management discussion and analysis of the Company; partnership with Bison Trails; partnership and investment in SEBA Bank; the growth of AUM and net sales; the development and launch of new ETPs; expansion of DeFi Technologies and Valour into other geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs by Frankfurt Exchange, NGM, Euronext and other exchanges; investor demand for DeFi Technologies' and Valour'sproducts; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political  and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 12:00e 01-APR-22